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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

         Toronto, Canada, June 1, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B; HLG.PR.C) announced today that, further to its press release of May 18, 2004, the temporary order issued by the Ontario Securities Commission ("OSC") at Hollinger's request that prohibits certain current and former directors, officers and insiders of Hollinger from trading in securities of Hollinger, except in certain circumstances, has, in accordance with OSC procedures, been replaced by a permanent order. The permanent management and insider cease trade order will remain in place until two full business days following receipt by the OSC of all filings that Hollinger is required to make pursuant to Ontario securities laws. Hollinger expects that the securities commissions in certain other provinces will also issue similar orders with respect to residents of those jurisdictions.

         As previously disclosed, the orders have been issued as a result of the delay in filing Hollinger's annual and first quarter interim financial statements (and annual and interim Management's Discussion & Analysis related thereto) by the required filing dates under applicable Canadian securities laws.

         There has been no material change in the information contained in Hollinger's May 18, 2004 press release. Hollinger and its auditors are continuing to explore additional avenues for obtaining the necessary access, information and co-operation Hollinger requires in order that its financial statements may be filed as soon as possible.

         Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media contact:                             For more information, please contact:
Jim Badenhausen                            Fred A. Creasey
646-805-2006                               416-363-8721

                              www.hollingerinc.com